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                                                                  EXHIBIT (a)(6)
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                                                        Press Release
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[LOGO] AQUA
ALLIANCE
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Contact:        Robert S. Volland
                Aqua Alliance Inc.
                781-224-6116

           AQUA ALLIANCE INC. ANNOUNCES DEFINITIVE MERGER AGREEMENT

WAKEFIELD, MA -- July 12, 1999--Aqua Alliance Inc. (AMEX, AAI) announced today that on July 9, 1999, it entered into a definitive merger agreement with Vivendi for the purchase by Vivendi of all outstanding shares of Aqua Alliance common stock that it does not already own for $2.90 per share in cash and all outstanding warrants to purchase common stock for $.40 per warrant. Vivendi currently owns approximately 83% of Aqua Alliance's common stock.

The terms of the merger agreement represent an improvement from Vivendi's prior proposal of $2.00 per share in cash. The Aqua Alliance Board of Directors approved the merger agreement after approval by a special committee of independent directors, which was advised by separate legal and financial advisors. The special committee has received the opinion of its financial advisors that the cash consideration to be received in the transaction is fair to the Aqua Alliance stockholders other than Vivendi from a financial point of view.

The merger agreement provides for the commencement of a tender offer by Vivendi by Friday, July 16, 1999. Under the terms of the merger agreement, each Aqua Alliance share that is not purchased in the offer will be acquired by merger as soon as practical thereafter in a second step merger, also for $2.90 per share in cash. Also in the second step merger, each warrant that is not purchased in the offer will remain outstanding and be exercisable, upon payment of the $2.50 exercise price, in exchange for $2.90 in cash.

In connection with entering into the merger Agreement, Vivendi and Aqua Alliance have reached an agreement in principle settling the litigations filed in the Delaware Court of Chancery by certain stockholders of Aqua Alliance, subject to completion of confirmatory discovery and court approval.

Aqua Alliance Inc. is an integrated single source provider of services and solutions for the water and wastewater and hazardous waste remediation markets. Aqua Alliance, through its subsidiaries, provides a comprehensive range of services and technologies directed primarily at providing complete services for the operation, maintenance and management of water and wastewater treatment systems; engineering, design and construction of water and wastewater facilities; and the remediation of hazardous waste.

Aqua Alliance Inc.
30 Harvard Mill Square, Wakefield, MA 01880-3371
Tel: 781 224 6116 Fax: 781 224 6696 www.aquaalliance.com